SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 7)(1)

                        CONTINENTAL MATERIALS CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   211615 20 8
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 15, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 211615 20 8                  13D          Page 2 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY
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     4          SOURCE OF FUNDS*
                         PF
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               135,450
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           -0-
                  --------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           135,450
                  --------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       135,450
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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
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                      12.6%
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     14         TYPE OF REPORTING PERSON*

                       PN
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CUSIP No. 211615 20 8                  13D          Page 3 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY
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     4          SOURCE OF FUNDS*
                         OO
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
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 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               135,450
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                           - 0 -
                ----------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                           135,450
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         135,450
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.6%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 211615 20 8                  13D          Page 4 of 6 Pages
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                  This  constitutes  Amendment  No.  7  ("Amendment  No.  7") to
Schedule 13D filed by the undersigned on or about August 4, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 7, the Schedule 13D, as amended, remains in full force and effect.


                  Item 3 is amended to read in its entirety as follows:


Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 135,450 Shares owned by Steel Partners II is $2,759,731. The Shares owned by Steel Partners II were acquired with partnership funds.

                  Item 5 (a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 1,072,371 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the fiscal quarter ended October 3, 1998. As of the close of business on February 10, 1999, Steel Partners II beneficially owns 135,450 Shares of Common Stock, constituting approximately 12.6% of the Shares outstanding and Mr. Lichtenstein beneficially owns 135,450 Shares, representing approximately 12.6% of the Shares outstanding, by virtue of his authority to vote and dispose of the 135,450 Shares owned by Steel Partners II.

                  Item 5(c) is amended by adding the following:


                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons unless otherwise reported on a prior Schedule 13D.

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CUSIP No. 211615 20 8                  13D          Page 5 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 16, 1999                   STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.,
                                               General Partner


                                           By:/s/ Warren G. Lichtenstein
                                              -----------------------------
                                              Warren G. Lichtenstein,
                                              Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             -------------------------------
                                                 WARREN G. LICHTENSTEIN

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CUSIP No. 211615 20 8                  13D          Page 6 of 6 Pages
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                                   SCHEDULE A

            Transactions in the Shares Within the Past 60 Days Unless
                   Otherwise Reported on a Prior Schedule 13D


            Shares of Common               Price Per               Date of
             Stock Purchased                 Share                 Purchase
             ---------------                 -----                 --------
                             STEEL PARTNERS II, L.P.
                      800                  35.13750                12/23/98
                      900                  35.46110                12/24/98
                    6,900                  36.03558                 1/14/99
                    4,200                  35.53905                 1/15/99
                    2,300                  31.09130                 1/26/99
                    1,300                  33.14120                 1/29/99
                      500                  34.32000                  2/9/99
                      200                  34.92500                 2/10/99




                               WARREN LICHTENSTEIN
                                      None.